UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

SEA BREEZE POWER CORP.
________________________________________________________________________________

(Name of Issuer)

COMMON SHARES
________________________________________________________________________________

(Title of Class of Securities)

811327105
______________________________________

(CUSIP Number)

Herbert I. Ono, Esq.
Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, B.C.
Canada V6E 4N7

(604) 689-9111
________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2005
________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.        Names of Reporting Person        Marion Neilsen Hoffman, as sole surviving trustee of The Hoffman Family Trust (the "Trust")

           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐
(b)        ☐

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     OO

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.        Citizenship or Place of Organization:  United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                   8,834,438(1)

8.        Shared Voting Power:              NOT APPLICABLE

9.        Sole Dispositive Power:           8,834,438(1)

10.      Shared Dispositive Power:      NOT APPLICABLE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:           8,834,438(1)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

           NOT APPLICABLE

13.      Percent of Class Represented by Amount in Row (11):        13.49%(3)

14.      Type of Reporting Person (See Instructions)         IN

Notes:

(1)        The securities consist of: (a) 7,411,359 outstanding common shares of the Issuer; (b) 697,849 common shares issuable upon exercise of option (the "Options"); (c) 176,691 common shares issuable upon exercise of share purchase warrants (the "Warrants"); and (d) 548,539 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2005 under a debenture in the principal amount of CDN$169,692.53 (US$147,039(2)) ("the Debenture").

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(2)        Based on the noon buying rate in New York on February 16, 2006 of CDN$1.1541:US$1.00, as certified by the Federal Reserve Bank of New York for customs purposes.

(3)        Based upon 64,079,476 common shares of the Issuer outstanding at February 15, 2006.

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This statement on Schedule 13D amends and supplements the statement on Schedule 13G filed by C. Chase Hoffman pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, on June 22, 2005.

ITEM 1.        SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Sea Breeze Power Corp. (the "Issuer"), a corporation incorporated in the Province of British Columbia, Canada. The principal executive offices of the Issuer are located at Suite 1400 - 333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6.

ITEM 2.        IDENTITY AND BACKGROUND

A.       Name of Person filing this Statement:

This statement is filed by Marion Neilsen Hoffman (the "Reporting Person"), in her capacity as the sole surviving trustee of the Trust.

B.       Residence or Business Address:

Hoffman Dairies
21346 Road 140
Tulare, CA 93274

C.       Present Principal Occupation and Employment:

Marion Neilsen Hoffman, housewife, is the widow of C. Chase Hoffman, late director and Chairman of the Board of the Issuer.

D.       Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.       Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       Citizenship:

The Reporting Person is a citizen of the United States of America.

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ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 17, 2005, the late C. Chase Hoffman, as grantor, transferred and assigned to himself and Marion N. Hoffman, in their capacities as the trustees of the Trust, 7,057,978 outstanding common shares of the Issuer, the Options and the Debenture (collectively, the "Securities"), for no consideration.

C. Chase Hoffman died on November 18, 2005, and the Reporting Person became the sole surviving trustee of the Trust.

The Options were issued to C. Chase Hoffman in his capacity as a director and the Chairman of the Board of the Issuer. The transfer of the Options from C. Chase Hoffman to the trustee of the Trust received approval of the TSX Venture Exchange on January 27, 2006. All except 66,667 of the Options are exercisable for a period of one year from the date of death of C. Chase Hoffman, and 66,667 of the Options will expire on October 27, 2006.

The Debenture is convertible into units, each consisting of one share and one warrant, at the following conversion prices:

    CDN$0.36 (US$0.31) per unit, if conversion occurs between May 8, 2005 and May 7, 2006;

    CDN$0.40 (US$0.35) per unit, if conversion occurs between May 8, 2006 and May 7, 2007; and

    CDN$0.44 (US$0.38) per Unit, if conversion occurs between May 8, 2007 and the maturity date, May 7, 2008.

The warrants forming part of the units are exercisable into common shares for a period of two year at an exercise price equal to the applicable conversion price at the time of conversion. The numbers reported in this filing do not include the exercise of any of the warrants forming part of the units issuable upon conversion of principal and interest under the Debenture.

The Trust directly acquired with its own funds 353,381 units (the "Units") of the Issuer's securities pursuant to an unregistered offering effected by the Issuer in November 2005, for total consideration of $212,148.60. Each unit is comprised of one common share and one half of one warrant (each, a "Warrant"). Each whole Warrant is exercisable for a period of two years to acquire an additional common share at a price of $0.80 for the first year and $1.00 for the second year. The Trust is a trust constituted under the laws of the State of California.

ITEM 4.        PURPOSE OF TRANSACTION

The settlement of the Securities upon the Trust was effected to facilitate estate planning by C. Chase Hoffman and Marion N. Hoffman. C. Chase Hoffman and the Reporting Person were the grantors (in such capacities, the "Grantors") and the trustees (in such capacities, and any successor trustees, the "Trustees") of the Trust. During the Grantors' joint lifetimes, the Trust was revocable in whole or in part: (a) with respect to community property, by written notice signed by either Grantor and delivered by certified mail to the Trustees and the other Grantor; and (b) with respect to separate property, by written instrument signed by the Grantor who contributed the property to the Trust and delivered by certified mail to the Trustees.

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Upon the death of a Grantor, the Trustees must divide the trust estate into separate trusts provided for in the Trust Agreement dated April 23, 1999 governing the Trust, namely: a Marital GST Q-TIP trust (generation skipping transfer) - Qualified Terminable Interest Property Trust; Marital deduction trust; Exemption trust; Contingent trust; and Survivor's trust (surviving Grantor's interest in community and separate property). The living children of the Grantors, and the living issue of any deceased child of the Grantors, will be the beneficiaries of the Trust after the death of the surviving Grantor. C. Chase Hoffman died on November 18, 2005, without either Grantor having revoked the Trust in whole or in part. Accordingly, the four adult children of the Grantors are the current beneficiaries of the Trust, and the corpus of the Trust is subject to division as described above.

With the death of C. Chase Hoffman, the Reporting Person, as the surviving Grantor, may amend, revoke or terminate the Survivor's trust, but all other trusts may not be amended, revoked or terminated. On the surviving Grantor's death, none of the trusts may be amended, revoked or terminated. On revocation or termination of the Survivor's trust during the surviving Grantor's lifetime, all of its assets shall be delivered to the surviving Grantor.

The Reporting Person, in her capacity as sole surviving Trustee, may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for the Issuer's common shares, with the view to furthering the objects of the Trust.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

    the acquisition by any person of additional securities of the Issuer (except by way of exercise of the Options, conversion of the Debenture, or the exercise of any Warrants that may be issued upon conversion of the Debenture), or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    the delisting of the Issuer's shares from the TSX Venture Exchange;

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; or

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              j      any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

A.       Beneficial Ownership. The Reporting Person is the beneficial owner of 8,834,438 common shares of the Issuer, representing approximately 13.49% of the Issuer's common shares (based upon 64,079,476 common shares of the Issuer outstanding at February 15, 2006), consisting of:

    7,411,359 outstanding common shares registered in the name of the Reporting Person, in her capacity as the trustee of the Trust;

    697,849 common shares issuable within 60 days hereof upon the exercise of the Options;

    176,691 common shares issuable within 60 days hereof upon the exercise of the Warrants; and

    548,539 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2005 under the Debenture in the principal amount of CDN$169,692.53 (US$147,039, based on the noon buying rate in New York on February 16, 2006 of CDN$1.1541:US$1.00, as certified by the Federal Reserve Bank of New York for customs purposes).

B.       Power to Vote and Dispose.

The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Person as disclosed in Item 5.A.

C.       Transactions Within the Past 60 Days.

The Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

D.       Certain Rights of Other Persons.

           Not applicable.

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ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Save and except as disclosed in this filing, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2006	/s/ Marion Neilsen Hoffman ___________________________________ MARION NEILSEN HOFFMAN Trustee of The Hoffman Family Trust